Securities and Exchange Commission
Washington, D.C. 20549

 Schedule 13G/A

 Under the Securities Exchange Act of 1934
 (Amendment No. 38)

Hasbro, Inc.
------------
(Name of Issuer)

Common Stock, Par Value $.50 Per Share
--------------------------------------
(Title of Class of Securities)

418 056 10 7
--------------
(CUSIP Number)

12/31/2015
------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[ X ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418 056 10 7  Schedule 13G/A Page 1 of 7 Pages

1.    Name of Reporting Person

       Alan G. Hassenfeld

2.    Check the Appropriate Box if member of a Group

       (a)  ( )
       (b)  (X)

3.    SEC Use Only

4.   Citizenship or Place of Organization

      United States

      Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power

      11,528,299

6.   Shared Voting Power

      513,000

7.   Sole Dispositive Power

      11,528,299

8.   Shared Dispositive Power

      513,000

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      12,041,299

CUSIP No. 418 056 10 7  Schedule 13G/A  Page 2 of 7 Pages

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[    ]

11.  Percent of Class Represented by Amount in Row 9

           9.2%

12.  Type of Reporting Person

            IN

CUSIP No. 418 056 10 7  Schedule 13G/A  Page 3 of 7 Pages

Item 1(a)  Name of Issuer:

Hasbro, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

1011 Newport Avenue, Pawtucket, RI 02861

Item 2(a)  Name of Person Filing:

Alan G. Hassenfeld

Item 2(b)  Address of Principal Business Office or, if none, Residence:

c/o Hassenfeld Family Initiatives LLC
101 Dyer Street
Suite 401
Providence, Rhode Island 02903

Item 2(c)  Citizenship

United States

Item 2(d)  Title of Class of Securities:

Common Stock, Par Value $.50 Per Share

Item 2(e)  CUSIP Number:

418 056 10 7

Item 3   If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership:

         (a)  Amount Beneficially Owned: 12,041,299

         (b)  Percent of Class: 9.2%

CUSIP No. 418 056 10 7  Schedule 13G/A  Page 4 of 7 Pages

    (c)   Number of shares as to which the person has:

              (i)   sole power to vote or to direct the vote..........................11,529,299*

              (ii)  shared power to vote or to direct the vote..........................513,000**

              (iii) sole power to dispose or to direct the disposition of............... 11,529,299*

              (iv)  shared power to dispose or to direct the disposition of................513,000**
____________________

*Includes (a)  5,801,441 shares held by the Alan G. Hassenfeld TR UA 5/31/74, Ellen H. Block TR UA 5/31/74, Laurie Block TR 10P UA 5/31/74, Michael Block TR 10P UA 5/31/74,Susan Casdin TR 10P UA 5/31/74, Sylvia K. Hassenfeld Trust 4/21/97 of which Mr. Hassenfeld is a trustee; (b) 5,700,895 shares held by five trusts for the benefit of Alan Hassenfeld, all of which Mr. Hassenfeld is sole trustee; and (c) 21,344 shares receipt of which has been deferred until Mr. Hassenfeld retires from the Hasbro Board of Directors.

**Consists of 513,000 shares owned by The Hassenfeld Foundation, of which Mr.  Hassenfeld is one of the officers and directors.

Mr. Hassenfeld disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class:

Not Applicable

CUSIP No. 418 056 10 7  Schedule 13G/A Page 5 of 7 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

         An aggregate of 5,801,441 shares of Common Stock are held by Mr. Hassenfeld, as one of the trustees of the following trusts; the Alan G. Hassenfeld TR UA 5/31/74, Ellen H. Block TR UA 5/31/74, Laurie Block TR 10P UA 5/31/74, Michael Block TR 10P UA 5/31/74, Susan Casdin TR 10P UA 5/31/74, Alan Hassenfeld 1968 Trust, Alan Hassenfeld Trust 5/16/15 and Sylvia K. Hassenfeld Trust 4/21/97.  An aggregate of 513,000 shares of Common Stock are held by The Hassenfeld Foundation, a charitable foundation.  All assets of The Hassenfeld Foundation are devoted to the charitable purposes of the Foundation.  Mr. Hassenfeld disclaims beneficial ownership of the shares described in this Item 6 except to the extent of any proportionate pecuniary interest therein.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

CUSIP No. 418 056 10 7  Schedule 13G/A  Page 6 of 7 Pages

Item 8.   Identification and Classification of Members of the Group:

Not Applicable

Item 9.   Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

Not Applicable

CUSIP No. 418 056 10 7  Schedule 13G/A  Page 7 of 7 Pages
Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

/s/ Alan G. Hassenfeld
Signature

Alan G. Hassenfeld
Name